EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: + 1-800-252-3526 David Marshall Ph: 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-786-036-1746 Jamie Tully Ph: +1-212-687-8080

ELAN REPORTS SECOND QUARTER AND FIRST HALF 2013 FINANCIAL RESULTS

Dublin, Ireland, July 24, 2013 - Elan Corporation, plc (NYSE:ELN) today reported its second quarter and first half 2013 financial results.

“We are focused squarely on the process of exploring a sale of the company as announced by our Board of Directors on June 14, 2013", commented Mr. Kelly Martin, CEO, adding, "the Board of Directors and executive management are in complete alignment with regard to exploring all opportunities to maximize shareholder value.”

Mr. Martin further added that, “the collective work and effort over the previous years has produced a business platform that is highly unique across a number of tactical as well as strategic dimensions. We will continue to advance the process and communicate the outcome to the marketplace at the appropriate time.”

Mr. Nigel Clerkin, chief financial officer, said, “our second quarter results have been substantially impacted by the completion of the Tysabri transaction, the subsequent $1.0 billion share buyback, debt retirements and other transactions. Our net income for the quarter, of $2,288.7 million, reflects the gain recorded on the Tysabri transaction of $2,540.2 million, while our sharecount was reduced by approximately 15%. We remain in a very strong financial position, and ended the quarter with over $1.9 billion in cash and cash equivalents, and no debt.”

Unaudited Consolidated U.S. GAAP Income Statement Data
Three Months Ended June 30			Six Months Ended June 30
2012 US$m	2013 US$m		2012 US$m	2013 US$m
		Continuing Operations
(0.2)	56.3	Revenue (see page 7)	—	56.5
0.1	—	Cost of goods sold	0.2	—
(0.3)	56.3	Gross margin	(0.2)	56.5

		Operating Expenses (see page 7)
32.8	26.2	Selling, general and administrative	62.8	55.2
25.6	22.2	Research and development	50.5	41.6
(0.1)	97.5	Other net charges/(gain) (see page 9)	1.9	116.2
58.3	145.9	Total operating expenses	115.2	213.0
(58.6)	(89.6)	Operating loss	(115.4)	(156.5)

		Net Interest and Investment Gains and Losses (see page 10)
12.4	4.5	Net interest expense	29.2	13.6
—	140.2	Net charge on debt retirements	—	140.2
34.3	14.3	Net loss on equity method investments	50.2	29.2
46.7	159.0	Net interest and investment gains and losses	79.4	183.0

(105.3)	(248.6)	Net loss from continuing operations before tax	(194.8)	(339.5)
(15.3)	3.2	Provision for/(benefit from) income taxes	(30.1)	(14.9)
(90.0)	(251.8)	Net loss from continuing operations	(164.7)	(324.6)

		Discontinued Operations
61.5	2,540.5	Net income from discontinued operations, net of tax (see page 12)	104.4	2,676.6
(28.5)	2,288.7	Net income/(loss)	(60.3)	2,352.0

(0.15)	(0.47)	Basic and diluted net loss per ordinary share - continuing operations	(0.28)	(0.57)
0.10	4.75	Basic and diluted net income per ordinary share – discontinued operations	0.18	4.73
(0.05)	4.28	Basic and diluted net income/(loss) per ordinary share – total operations	(0.10)	4.16
591.8	535.3	Basic and diluted weighted average number of ordinary shares outstanding (in millions) – continuing and discontinued operations	591.3	565.8

Unaudited Non-GAAP Financial Information – Adjusted EBITDA

Three Months Ended June 30		Non-GAAP Financial Information Reconciliation Schedule	Six Months Ended June 30
2012 US$m	2013 US$m		2012 US$m	2013 US$m

(28.5)	2,288.7	Net income/(loss)	(60.3)	2,352.0
		Net income/(loss) from discontinued operations:
(67.9)	(2,540.5)	Net income from Tysabri	(138.8)	(2,633.9)
6.6	—	Net loss from Prothena	14.1	0.5
(0.2)	—	Net (income)/loss from EDT/Alkermes	20.3	(43.2)
(90.0)	(251.8)	Net loss from continuing operations	(164.7)	(324.6)
12.4	4.5	Net interest expense	29.2	13.6
(15.3)	3.2	Provision for/(benefit from) income taxes	(30.1)	(14.9)
3.2	1.1	Depreciation and amortization	6.5	2.2
—	—	Amortized fees	(0.1)	(0.1)
(89.7)	(243.0)	EBITDA from continuing operations	(159.2)	(323.8)
8.2	4.4	Share-based compensation	19.1	12.3
(0.1)	97.5	Other net charges/(gain)	1.9	116.2
34.3	14.3	Net loss on equity method investments	50.2	29.2
—	140.2	Net charge on debt retirements	—	140.2
(47.3)	13.4	Adjusted EBITDA from continuing operations(1)	(88.0)	(25.9)

(1) A reconciliation of Adjusted EBITDA from discontinued operations to net income/(loss) from discontinued operations for the three and six months ended June 30, 2012 and 2013  is set out in Appendix I and II.

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with Adjusted EBITDA, a non-GAAP measure of operating results. Adjusted EBITDA is defined as net loss from continuing operations plus or minus net income or loss from discontinued operations, net interest expense, provision for or benefit from income taxes, depreciation and amortization of costs and revenue, share-based compensation, other net charges or gains, net loss on equity method investments and net charges on debt retirements. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses Adjusted EBITDA to evaluate the operating performance of Elan and its business and this measure is among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Adjusted EBITDA is used as an analytical indicator of income generated to service debt and to fund capital expenditures. Adjusted EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of Adjusted EBITDA to net income/(loss) is set out in the table above titled, “Non-GAAP Financial Information Reconciliation Schedule”.

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2012 US$m	June 30 2013 US$m
Assets
Current Assets
Cash and cash equivalents	431.3	1,918.3
Restricted cash and cash equivalents — current	2.6	3.4
Investment securities — current	167.9	42.0
Held for sale assets	220.1	—
Deferred tax assets — current	380.9	—
Other current assets	206.7	83.7
Total current assets	1,409.5	2,047.4

Non-Current Assets
Intangible assets, net	99.0	97.8
Property, plant and equipment, net	12.7	8.2
Equity method investments	14.0	69.5
Investment securities — non-current	8.6	9.0
Deferred tax assets — non-current	64.6	—
Restricted cash and cash equivalents — non-current	13.7	0.9
Other assets	18.1	17.2
Total Assets	1,640.2	2,250.0

Liabilities and Shareholders’ Equity
Accounts payable, accrued and other liabilities	422.0	199.9
Long-term debt	600.0	—
Shareholders’ equity	618.2	2,050.1
Total Liabilities and Shareholders’ Equity	1,640.2	2,250.0

Movement in Shareholders’ Equity

Three Months ended June 30, 2013 US$m			Six Months ended June 30, 2013 US$m
682.2		Opening shareholders’ equity	618.2
2,288.7		Net income for the period	2,352.0
4.4		Share-based compensation	13.2
16.7		Issuance of share capital	29.3
24.8		Unrealized movement on defined benefit pension plan	24.8
19.8		Increase in net unrealized gain on investment securities	0.7
(1,013.9)		Share repurchase and associated costs	(1,016.4)
27.4	(1)	Excess tax benefits from share based compensation	28.3
2,050.1		Closing shareholders’ equity	2,050.1

(1) $27.4 million of excess tax benefits from share based compensation have been recognised in the three months ended June 30, 2013 as a result of the utilization of U.S. federal stock compensation net operating loss carryovers against a portion of the upfront profit on the sale of Tysabri which is attributed to the U.S.

Unaudited Consolidated U.S. GAAP Cash Flow Data
Three Months Ended June 30			Six Months Ended June 30
2012 US$m	2013 US$m		2012 US$m	2013 US$m
(47.3)	13.4	Adjusted EBITDA from continuing operations	(88.0)	(25.9)
82.6	—	Adjusted EBITDA from discontinued operations(1)	169.6	116.9
(13.8)	(40.2)	Net interest and tax(2)	(28.5)	(52.0)
(0.1)	(133.4)	Other net charges(3)	(1.5)	(155.4)
(2.3)	22.1	Working capital decrease/(increase)	(38.5)	(49.3)
19.1	(138.1)	Cash flows provided by/(used in) operating activities	13.1	(165.7)
(1.5)	0.2	Net purchases of tangible and intangible assets	(6.0)	(0.7)
(0.2)	(0.2)	Purchase of investments	(0.4)	(0.3)
(48.7)	(25.8)	Funding provided to equity method investment (Janssen AI)	(48.7)	(55.7)
		Net proceeds from sale of Alkermes shares	—	169.7
—	3,249.5	Proceeds from sale of Tysabri business	—	3,249.5
—	(40.0)	Purchase of equity method investment (Newbridge)	—	(40.0)
0.2	—	Net proceeds from sale of equity method investment (Alkermes plc)	381.1	—
7.0	—	Receipt of deferred consideration (Prialt)	7.0	—
3.6	(1,695.4)	Cash provided by/(used in) financing activities(4)	8.6	(1,681.8)
—	12.0	Restricted cash and cash equivalents movement(5)	—	12.0
(20.5)	1,362.2	Net cash movement	354.7	1,487.0
646.9	556.1	Beginning cash balance	271.7	431.3
626.4	1,918.3	Cash and cash equivalents at end of period	626.4	1,918.3

 (1) A reconciliation of Adjusted EBITDA from discontinued operations to net income/(loss) from discontinued operations for the three and six months ended June 30, 2012 and 2013  is set out in Appendix I  and II.
(2) Includes a non-cash reclassification to cash used in financing activities of $27.4 million of excess tax benefits from share based compensation for the three months ended June 30, 2013 related to the utilization of stock compensation net operating loss carryovers against the gain on sale of Tysabri.
(3) Includes cash other net charges of $100.7 million for the three months ended June 30, 2013 in addition to cash transaction costs of $32.7 million related to the Tysabri Transaction.
(4) Includes Share Repurchase costs incurred to date of $1,011.7 million and debt redemption costs of $727.8 million reduced by a non-cash reclassification to net interest and tax of excess tax benefits from share based compensation of $27.4 million and proceeds from issue of share capital of $16.7 million for the three months ended June 30, 2013.
(5) Includes release of security deposit from exiting South San Francisco building leases in the three months ended June 30, 2013.

Overview

The net income for the second quarter of 2013 of $2,288.7 million (2012: net loss of $28.5 million) includes a net loss from continuing operations of $251.8 million (2012: $90.0 million) (see page 7), and net income from discontinued operations of $2,540.5 million (2012: $61.5 million) related to the Tysabri, Prothena and EDT businesses (see page 12 and Appendix I).

The net income for the first half of 2013 of $2,352.0 million (2012: net loss of $60.3 million) includes a net loss from continuing operations of $324.6 million (2012: $164.7 million) (see page 8), and net income from discontinued operations of $2,676.6 million (2012: $104.4 million) related to the Tysabri, Prothena and EDT businesses (see page 12 and Appendix II).

Sale Process

On June 14, 2013, Elan announced that it is proceeding with a formal sale process in light of the expressions of interest received to date. As previously stated, the Elan Board and management are aligned in maximizing the full value potential of the business on behalf of its shareholders. The sale process is continuing and the outcome will be communicated at the appropriate time.

Tysabri® Transaction

On April 2, 2013, Elan completed the previously announced Tysabri Transaction (see page 12). In accordance with the terms of the transaction, the existing collaboration arrangements with Biogen Idec Inc (Biogen Idec) terminated, and Biogen Idec paid an upfront payment of $3.25 billion to Elan, and will pay continuing royalties on Tysabri in-market sales. Elan recorded a net after-tax gain on the Tysabri Transaction of $2,540.2 million in the second quarter of 2013.

Share Repurchase

On April 18, 2013, Elan announced the results of the $1.0 billion Dutch Auction share repurchase program (the “Share Repurchase”) at a total cost of $1,016.4 million (including $16.4 million of taxes and transaction costs). The Share Repurchase resulted in the purchase of 88.9 million shares at $11.25 per share, and reduced the number of shares in issue by approximately 15%, to approximately 510.0 million.

Continuing Operations

As a consequence of the Tysabri Transaction, the results of the Tysabri business for the period through April 2, 2013, the date the Tysabri Transaction was completed, are presented as a discontinued operation, and the comparative amounts have been restated to reflect this classification. The net income from the Tysabri discontinued operation includes the gain on the disposal of the Tysabri business.

Under the Tysabri Transaction agreement, Elan received as revenue a 50% share of Tysabri profits for the month of April 2013, after which continuing royalties will be received. These receipts are recorded as revenue within continuing operations. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 1, 2013. Thereafter, Elan will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion.

Quarter 2, 2013

Total revenue from continuing operations for the second quarter of 2013 of $56.3 million (2012: $(0.2) million) includes a 50% share of Tysabri profits for the month of April 2013 and a royalty of 12% of global net sales of Tysabri for May and June 2013.

SG&A expenses decreased to $26.2 million for the second quarter of 2013, from $32.8 million for the same period of 2012, primarily as a result of lower costs due to the closure of the South San Francisco facility during the first quarter of 2013.

R&D expenses decreased by 13% for the second quarter of 2013 to $22.2 million from $25.6 million for the same period of 2012. This decrease reflects the impact of the operations restructuring during the fourth quarter of 2012.

Adjusted EBITDA from continuing operations increased to $13.4 million for the second quarter of 2013, from Adjusted EBITDA losses of $47.3 million for the same period of 2012. Operating income excluding other net charges for the second quarter of 2013 was $7.9 million, compared to an operating loss excluding other net charges of $58.7 million for the second quarter of 2012. These improvements principally reflect the Tysabri revenue recognised during the second quarter of 2013 following the completion of the Tysabri Transaction on April 2, 2013 and reduced operating expenses.

First half of 2013

Adjusted EBITDA losses from continuing operations decreased to $25.9 million for the first half of 2013, from Adjusted EBITDA losses of $88.0 million for the same period of 2012, principally reflecting the Tysabri revenue of $56.3 million recognised during the second quarter of 2013 following the completion of the Tysabri Transaction on April 2, 2013, and decreased operating expenses.

SG&A expenses decreased by 12% to $55.2 million for the first half of 2013, from $62.8 million for the same period of 2012, primarily as a result of lower costs due to the closure of the South San Francisco facility during the first quarter of 2013.

R&D expenses decreased by 18% for the first half of 2013 to $41.6 million from $50.5 million for the same period of 2012. This decrease reflects the impact of the operations restructuring during the fourth quarter of 2012.

Clinical update

On July 17, 2013, we announced that the U.S. Food and Drug Administration granted ELND005 fast track designation to its development program for the treatment of Neuropsychiatric Symptoms in Alzheimer’s disease (AD). The ongoing ELND005 clinical program includes the Phase 2 Study AG201 in patients with AD, who are experiencing at least moderate levels of agitation/aggression and the safety extension Study AG251. ELND005 is also being studied as a maintenance treatment of Bipolar Disease in an ongoing study BPD201 and its safety extension study BPD251.

Other net charges/(gain)

Other net charges for the three and six months ended June 30, 2013 and 2012 were as follows:

Three Months Ended June 30			Six Months Ended June 30
2012 US$m	2013 US$m		2012 US$m	2013 US$m
—	79.0	Transaction and other costs	—	79.8
—	21.4	University of Cambridge donation	—	21.4
—	1.0	Severance, restructuring and other costs	1.4	5.4
—	(3.9)	Defined benefit pension plan gain	—	(3.9)
—	—	Intarcia investment	—	12.5
(0.1)	—	Facilities and other asset impairment charges	0.5	1.0
(0.1)	97.5	Total	1.9	116.2

During the second quarter of 2013, Elan proposed a number of transactions for shareholder approval. Elan proposed to enter into a royalty participation agreement with Theravance Therapeutics Inc. (the Theravance Transaction), acquire AOP Orphan Pharmaceuticals (the AOP Transaction), divest ELND005 to an independent company, Speranza Therapeutics (the ELND005 Transaction), and authorize a $200 million share repurchase program (the $200 million Share Repurchase). The Extraordinary General Meeting (EGM) to consider these transactions was held on June 17, 2013. Shareholders approved the $200 million Share Repurchase but did not approve the Theravance Transaction, the AOP Transaction or the ELND005 Transaction. As a result of the approval by shareholders of the $200 million Share Repurchase, the offer by Royalty Pharma for the entire share capital of Elan (the Royalty Pharma Offer) lapsed under its terms.

During the second quarter of 2013, we incurred transaction and other costs in relation to these proposed transactions, the defense of the Royalty Pharma Offer, and the formal sale process of $79.0 million, which includes break fees of $10.0 million in relation to the Theravance Transaction and $6.5 million in relation to the AOP Transaction.

During the second quarter of 2013, we made a donation to the University of Cambridge of $21.4 million to fund innovative research initiatives at the university. We also incurred a $1.0 million severance and restructuring charge during the second quarter of 2013 related to the reduction in headcount following the completion of the Tysabri Transaction on April 2, 2013.

During the second quarter of 2013, we closed Elan’s defined benefit pension plans to the future accrual of benefits. In relation to this, we recognised a defined benefit pension plan settlement gain of $3.9 million arising from the settlement of pension obligations as part of an enhanced transfer value program for members to transfer their benefits from the defined benefit plans to the company’s defined contribution plan.

Net Interest and Investment Gains and Losses

Net interest expense

For the second quarter of 2013, net interest expense decreased to $4.5 million, from $12.4 million for the second quarter of 2012. This decrease is primarily due to the redemption of the 6.25% Senior Notes due 2019 on May 2, 2013.

Net charge on debt retirements

On April 2, 2013, we announced that we had issued an irrevocable notice of redemption to redeem all of the $600 million in aggregate principal amount of the then outstanding 6.25% Senior Notes due 2019 (the 2019 Notes). The total redemption payment on the 2019 Notes was $706.7 million plus accrued and unpaid interest. The redemption was completed on May 2, 2013. In connection with the redemption, we recorded a net charge on debt retirement of $118.1 million in the second quarter of 2013, including a non-cash write-off of approximately $11.4 million related to unamortized deferred financing costs.

We also incurred debt issuance transaction costs of $19.1 million and interest costs of $3.0 million related to the offering and subsequent redemption of $850.0 million in aggregate principal amount of 6.25% Senior Notes due 2021 (the 2021 Notes). The offering of the 2021 Notes closed into escrow on May 31, 2013, subject to the completion of the Theravance Transaction. Following the result of the EGM on June 17, 2013, the 2021 Notes were redeemed on June 20, 2013, at par plus accrued interest.

Net loss on equity method investments

The losses on equity method investments for the three and six months ended June 30, 2013 and 2012 can be analyzed as follows:

Three Months Ended June 30			Six Months Ended June 30
2012 US$m	2013 US$m		2012 US$m	2013 US$m
33.5	11.0	Janssen AI	48.3	25.1
0.8	0.9	Proteostasis	1.9	1.7
—	2.4	Newbridge	—	2.4
34.3	14.3	Total	50.2	29.2

Janssen AI

As part of Elan’s 2009 transaction with Johnson & Johnson, Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of Elan’s assets and rights related to its Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer). Under the terms of this transaction, Johnson & Johnson provided an initial $500.0 million funding to Janssen AI and Elan has a 49.9% shareholding in Janssen AI. Any additional funding in excess of the initial $500.0 million funding commitment is required to be funded equally by Elan and Johnson & Johnson up to a maximum additional commitment of $400.0 million in total.

During the second quarter of 2013, Elan provided funding of $25.8 million to Janssen AI. Following the provision of this funding, Elan’s remaining funding commitment to Janssen AI is $67.4 million. Elan recorded a net loss of $11.0 million on the equity method investment during the second quarter of 2013, relating to its share of the losses of Janssen AI.

Proteostasis

Elan made a $20.0 million equity investment in Proteostasis Therapeutics, Inc (Proteostasis) in May 2011, which represents approximately 22% of the equity of Proteostasis. The net loss recorded on the equity method investment in the second quarter of 2013 was $0.9 million.

Newbridge

In April 2013, Elan invested $40.0 million in Newbridge Pharmaceuticals Limited (Newbridge) in return for a 48% equity stake in the company. Elan has an option to acquire the company for a further approximately $243 million, between January 2014 and March 2015. Elan’s investment in Newbridge has been recorded as an equity method investment on the balance sheet. The net loss recorded on the equity method investment in the second quarter of 2013 was $2.4 million.

Discontinued Operations

Net income from discontinued operations for the three and six months ended June 30, 2013 and 2012 includes the following:

Three Months Ended June 30			Six Months Ended June 30
2012 US$m	2013 US$m		2012 US$m	2013 US$m
67.9	2,540.5	Tysabri	138.8	2,633.9
(6.6)	—	Prothena	(14.1)	(0.5)
0.2	—	EDT	(20.3)	43.2
61.5	2,540.5	Total	104.4	2,676.6

Tysabri

On April 2, 2013, Elan completed the asset purchase transaction with Biogen Idec, which was announced on February 6, 2013, whereby Elan transferred to Biogen Idec all Tysabri IP and other assets related to Tysabri (the Tysabri Transaction). In accordance with the terms of the Tysabri Transaction, the existing collaboration arrangements with Biogen Idec terminated and Biogen Idec paid an upfront payment of $3.25 billion to Elan and will pay continuing royalties on Tysabri in-market sales. The results of the Tysabri business for the period through April 2, 2013, the date the Tysabri transaction was completed, are presented as a discontinued operation, and the comparative amounts have been restated to reflect this classification. The net income from the Tysabri discontinued operation in the second quarter of 2013 of $2,540.5 million is primarily comprised of the after-tax gain on the disposal of the Tysabri business.

The pre-tax gain recorded on divestment of the Tysabri business amounted to $3,021.6 million, and was calculated as follows:

US$m
Cash consideration	3,249.5
Goodwill	(110.8)
Other intangible assets	(84.4)
Transaction and other costs	(32.7)
Net gain on divestment of business	3,021.6
Tax provision	(481.4)
Net after-tax gain on divestment of business	2,540.2

The tax charge on the Tysabri Transaction of $481.4 million includes a cash tax charge of approximately $9.2 million related to U.S. State taxes and Federal alternative minimum taxes, and the remainder of the charge is a non-cash charge and relates to the utilization of deferred tax assets.

Under the agreement, Elan received as revenue a 50% share of Tysabri profits for the month of April 2013, after which Elan will receive continuing royalties. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, Elan will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion. These receipts are recorded as revenue within continuing operations.

Prothena

On December 21, 2012, Elan announced the completion of the spin-off to shareholders of a substantial portion of its drug discovery business platform, which is referred to as the “Prothena business”, into a new, publicly traded company incorporated in Ireland named Prothena Corporation, plc (“Prothena”). Elan retains an 18% equity holding in Prothena which has been recognized as an available for sale investment.

The results of the Prothena business that are included in the Consolidated Income Statement for the second quarter and first half of 2012 are presented as a discontinued operation. The net loss from discontinued operations for the first half of 2013 includes $0.5 million of transaction costs associated with the spin-off of Prothena.

Elan Drug Technologies

In September 2011, Alkermes plc and Elan completed the merger between Alkermes, Inc. and EDT, which combined to form Alkermes plc. In connection with the transaction, Elan received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc. Elan sold 76% (24.15 million ordinary shares) of its shareholding in Alkermes plc in March 2012 and received net proceeds of $380.9 million.

In February 2013, Elan sold the remaining 7.75 million ordinary shares of Alkermes plc. and received proceeds of $169.7 million and recognized a realized gain of $43.2 million.

The net loss from discontinued operations for the first half of 2012 includes a net loss on the Alkermes equity method investment of $7.2 million, and a net loss on the disposal of the Alkermes plc ordinary shares in March 2012 of $13.1 million.

About Elan

Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

The Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects, Tysabri and products in development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  On June 14, 2013 we announced that we were proceeding with a formal sale process for Elan in light of expressions of interest.  There can be no assurance that the sale process will result in a sale of Elan or, if the sale process does result in a sale of Elan, of the terms or the timing of the sale. Further, we are deemed to be in an “offer period” for the purposes of the Irish Takeover Rules which may restrict our ability to execute our strategy on a timely basis.  Among the additional factors that could cause actual results to differ materially from those described or projected herein are the following: as our principal source of revenue is a royalty on sales of Tysabri, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of products, whether internally or by acquisition, especially given the separation of the Prothena business which left us with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which we retain an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether we are deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Unaudited Financial Information – Net Income/(Loss) and Adjusted EBITDA from Discontinued Operations for the three months ended June 30, 2012 and 2013

Three Months Ended June 30, 2012	Three Months Ended June 30, 2013

Tysabri US$m	Prothena US$m	EDT US$m	Total US$m		Tysabri US$m	Prothena US$m	EDT US$m	Total US$m
288.4	—	—	288.4	Revenue
160.1	—	—	160.1	Cost of goods sold	—	—	—	—
128.3	—	—	128.3	Gross margin	—	—	—	—

				Operating Expenses
27.6	0.4	—	28.0	Selling, general and administrative	—	—	—	—
16.2	7.4	—	23.6	Research and development	—	—	—	—
—	—	—	—	Net gain on divestment of business	(3,021.6)	—	—	(3,021.6)
—	—	—	—	Other net gains	(0.3)	—	—	(0.3)
43.8	7.8	—	51.6	Total operating expenses	(3,021.9)	—	—	(3,021.9)
84.5	(7.8)	—	76.7	Operating income/(loss)	3,021.9	—	—	3,021.9

—	—	(0.2)	(0.2)	Net interest and investment gains	—	—	—	—
84.5	(7.8)	0.2	76.9	Net income/(loss) before tax	3,021.9	—	—	3,021.9
16.6	(1.2)	—	15.4	Provision for/(benefit from) income taxes	481.4	—	—	481.4
67.9	(6.6)	0.2	61.5	Net income/(loss)	2,540.5	—	—	2,540.5

Adjusted EBITDA Reconciliation Schedule

67.9	(6.6)	0.2	61.5	Net income/(loss)	2,540.5	—	—	2,540.5
—	—	(0.2)	(0.2)	Net interest and investment gains and losses	—	—	—	—
—	—	—	—	Net gain on divestment of business	(3,021.6)	—	—	(3,021.6)
16.6	(1.2)	—	15.4	Provision for/(benefit from) income taxes	481.4	—	—	481.4
3.2	0.3	—	3.5	Depreciation and amortization	—	—	—	—
0.7	1.7	—	2.4	Share-based compensation	—	—	—	—
—	—	—	—	Other net gains	(0.3)	—	—	(0.3)
88.4	(5.8)	—	82.6	Adjusted EBITDA	—	—	—	—

Appendix II

Unaudited Financial Information – Net Income/(Loss) and Adjusted EBITDA from Discontinued Operations for the six months ended June 30, 2012 and 2013

Six Months Ended June 30, 2012	Six Months Ended June 30, 2013

Tysabri US$m	Prothena US$m	EDT US$m	Total US$m		Tysabri US$m	Prothena US$m	EDT US$m	Total US$m
576.6	—	—	576.6	Revenue	344.0	—	—	344.0
315.3	—	—	315.3	Cost of goods sold	186.8	—	—	186.8
261.3	—	—	261.3	Gross margin	157.2	—	—	157.2

				Operating Expenses
57.3	0.8	—	58.1	Selling, general and administrative	25.5	—	—	25.5
32.0	15.7	—	47.7	Research and development	15.4	—	—	15.4
—	—	—	—	Net (gain)/loss on divestment of business	(3,021.6)	0.5	—	(3,021.1)
—	—	—	—	Other net charges	3.7	—	—	3.7
89.3	16.5	—	105.8	Total operating expenses	(2,977.0)	0.5	—	(2,976.5)
172.0	(16.5)	—	155.5	Operating income/(loss)	3,134.2	(0.5)	—	3,133.7

—	—	20.3	20.3	Net interest and investment (gains)/losses	—	—	(43.2)	(43.2)
172.0	(16.5)	(20.3)	135.2	Net income/(loss) before tax	3,134.2	(0.5)	43.2	3,176.9
33.2	(2.4)	—	30.8	Provision for/(benefit from) income taxes	500.3	—	—	500.3
138.8	(14.1)	(20.3)	104.4	Net income/(loss)	2,633.9	(0.5)	43.2	2,676.6

Adjusted EBITDA Reconciliation Schedule

138.8	(14.1)	(20.3)	104.4	Net income/(loss)	2,633.9	(0.5)	43.2	2,676.6
—	—	20.3	20.3	Net interest and investment (gains)losses	—	—	(43.2)	(43.2)
—	—	—	—	Net (gain)/loss on divestment of business	(3,021.6)	0.5	—	(3,021.1)
33.2	(2.4)	—	30.8	Provision for/(benefit from) income taxes	500.3	—	—	500.3
6.4	0.5	—	6.9	Depreciation and amortization	0.1	—	—	0.1
2.0	5.2	—	7.2	Share-based compensation	0.5	—	—	0.5
—	—	—	—	Other net charges	3.7	—	—	3.7
180.4	(10.8)	—	169.6	Adjusted EBITDA	116.9	—	—	116.9